UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42
Public-Held Company with Authorized Capital

ANNOUNCEMENT TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. ("Banco Santander") hereby announces the building of a technology, research and data processing center, in the city of Campinas, State of São Paulo. It will comprise a large capacity data center, with the highest levels of technology and security, which will be totally autonomous in its functionalities.

The project will demand an initial investment in the amount of R$450 million, to be spent during the construction phase, expected to be concluded in the first quarter of 2012.

The building of this technology center is aligned to Banco Santander´s sustainability practices. Advanced eco-efficiency measures, such as 30% savings in energy by architecture designed to avoid sun heating and energy generation systems for emergencies free of lead batteries and 80% of the total area free of sealing, will be implemented, as well as the region´s history preservation and surroundings development.

This new project includes one of the most modern technological structures of the country, and reflects Banco Santander's expansion strategy in Brazil.

São Paulo, june, 10th, 2010.

Carlos Alberto López Galán
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 10, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer